Exhibit 99.9

Uranium Royalty Corp. Exercises Initial Tranche of 10-Year Supply Agreement to Acquire US$10 million of Physical Uranium at US$28.73 per pound

Highlights

●	Uranium Royalty Corp (URC) is exercising its option to purchase US$10 million of physical uranium, secured under its strategic and foundational investment in the 2018 IPO of Yellow Cake plc (YCA);

●	Initial tranche to be exercised by URC to acquire 348,068 pounds of U3O8 at US$28.73 per pound for delivery on or before April 30, 2021;

●	The acquisition provides URC with direct physical U3O8 holdings at an opportunistic price, which is ~7% below the most recent spot price published by TradeTech on March 29, 2021 of US$30.75 per pound; and

●	Together with our recently announced proposed acquisitions of royalty interests in the McArthur River and Cigar Lake mines, URC is ideally positioned to benefit from improving uranium prices.

Vancouver, Canada (March 30, 2021) – Uranium Royalty Corp. (TSX-V: URC) (“URC” or the “Company”) announces the exercise of its option to acquire 348,068 pounds of U3O8 pursuant to its existing strategic arrangements with Yellow Cake plc (“Yellow Cake”) at a price of US$28.73 per pound. The Company expects to complete the acquisition and take delivery of the U3O8 on or before April 30, 2021.

Scott Melbye, Chief Executive Officer of URC, commented: “We are pleased to announce this exercise which gives URC an initial direct uranium stake at an opportunistic price that is below the most recent spot price of US$30.75 (TradeTech) in what has been a strengthening uranium spot market. This decision is in line with our goal of gaining exposure to uranium prices through sector-focused investments and it clearly demonstrates the value of our strategic Yellow Cake investment. In addition to this optionality, we also hold a 5.9% stake in Yellow Cake, which itself announced this month that it is acquiring an additional 3.9 million pounds of U3O8, bringing its total holdings to 13.2 million pounds (prior to our exercise).”

Mr. Melbye continued: “The addition of this direct physical uranium interest further diversifies our unique uranium-focused portfolio and adds a valuable asset to the balance sheet. As of March 29, 2021, we have approximately $46 million in cash and listed securities. Together with our recently announced proposed acquisitions of royalty interests in the McArthur River and Cigar Lake mines, we believe we are uniquely positioned to benefit from further improvements in the uranium market.”

The acquisition is being completed pursuant to the option granted to the Company in connection with its 2018 IPO investment in Yellow Cake. Pursuant to the option, the Company may acquire between US$2.5 million and US$10 million of U3O8 per year from Yellow Cake between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. Yellow Cake is a listed uranium holding company that purchases U3O8 through the spot market and a long-term supply agreement with National Atomic Company Kazatomprom JSC.

About Uranium Royalty Corp.

Uranium Royalty Corp. (URC) is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium. The Company recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current historically low uranium pricing environment. URC intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and the Board to identify and evaluate investment opportunities in the uranium industry. The Company’s management and the Board include individuals with decades of combined experience in the uranium and nuclear energy sectors, including specific expertise in mine finance, project identification and evaluation, mine development and uranium sales and trading.

Contact:	Corporate Office:
Scott Melbye – Chief Executive Officer	1030 West Georgia Street, Suite 1830,
Email: smelbye@uraniumroyalty.com	Vancouver, BC, V6E 2Y3
Phone: 604.396.8222
Investor Relations:
Toll Free: 1.855.396.8222
Email: info@uraniumroyalty.com
Website: www.UraniumRoyalty.com

Forward Looking Statements

Certain statements in this news release may constitute “forward-looking statements”, including those regarding the expected completion of proposed acquisitions and uranium markets. Forward-looking statements are statements that address or discuss activities, events or developments that the Company expects or anticipates may occur in the future. When used in this news release, words such as “estimates”, “expects”, “plans”, “anticipates”, “will”, “believes”, “intends” “should”, “could”, “may” and other similar terminology are intended to identify such forward-looking statements. Forward-looking statements reflect the current expectations and beliefs of the Company’s management. These statements involve significant uncertainties, known and unknown risks, uncertainties and other factors and, therefore, actual results, performance or achievements of the Company and its industry may be materially different from those implied by such forward-looking statements. They should not be read as a guarantee of future performance or results, and will not necessarily be an accurate indication of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from such forward-looking statements, including, without limitation, any inability to satisfy conditions to completion of the Company’s recently announced royalty acquisitions or to complete any of the transactions as contemplated or at all, any ability for the Company to obtain necessary financing on acceptable terms or at all, risks inherent to royalty companies, uranium price volatility, risks related to the operators of the projects underlying the Company’s existing and proposed interests and those other risks described in the Company’s Management’s Discussion and Analysis for the year ended April 30, 2020 and other disclosure documents, available on SEDAR at www.sedar.com. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should exercise caution in relying upon forward-looking statements and the Company undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by law.

Neither the TSX-V nor its Regulation Services Provider (as that term is defined in policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this release.